Exhibit 12.1

The Mosaic Company

Computation of Pro Forma Ratio of Earnings to Fixed Charges

(in millions, except for ratio)

Pro-Forma Basis

	Three Months Ended August 31, 2011		2011
Earnings:
Earnings from consolidated companies before income taxes	$729.7		$3,271.3
Add:
Total fixed charges (per below)	13.0		71.9
Amortization of capitalized interest	2.1		6.0
Distributions from 50% or less owned companies accounted for in accordance with the equity method	3.6		3.2
Less:
Capitalized interest	8.7		34.7
Noncontrolling interest in earnings from consolidated companies with no fixed charges	2.2		0.5

Total Earnings:	$737.4		$3,317.1

Fixed Charges:
Interest costs (excluding amortized interest)	0.8		26.0
Capitalized interest	8.8		34.8
Amortized capitalized debt expenses	(0.8)		1.6
Estimate of interest in rent expense	2.3		9.5
Honored guarantees amount	1.9		—

Total Fixed Charges:	13.0		71.9

RATIO OF EARNINGS TO FIXED CHARGES	56.9	x	46.1	x